Exhibit 2.1

memorandum of understanding

by and between

Second Sight Medical Products Inc.

and

Pixium Vision

Dated January 5, 2021

Exhibit 2.1

table of contents

ARTICLE 1.	Definitions3
ARTICLE 2.	The Fund Raising11
ARTICLE 3.	The contribution11
ARTICLE 4.	No Solication at of Transactions14
ARTICLE 5.	The Spin-off17
ARTICLE 6.	REGISTRATION STATEMENT; PROXY STATEMENT; REGULATORY FILINGS17
ARTICLE 7.	Governance18
ARTICLE 8.	Closing deliveries19
ARTICLE 9.	Termination21
ARTICLE 10.	Representations and warranties22
ARTICLE 11.	Covenants30
ARTICLE 12.	Miscellaneous33

This memorandum of understanding (the “Agreement”), dated January 5, 2021, is made by and between:

(1)	Second Sight Medical Products Inc., a California corporation (“Second Sight” or the “Company”); represented by Mr. Matthew Pfeffer, its Chief executive Officer, duly empowered for the purposes hereof;

on the one hand;

(2)

Pixium Vision, a société anonyme having its registered office at 74, rue du Faubourg Saint-Antoine, 75012 Paris, France, registered with the trade and companies registry (register du commerce et des sociétés) of Paris under number 538 797 655 (“Pixium”), represented by Mr. Lloyd Diamond, its Directeur-Général (Chief Executive Officer), duly empowered for the purposes hereof;

on the other hand;

Second Sight and Pixium being hereinafter referred to collectively as the “Parties” and individually as a “Party”.

whereas:

(A)

Second Sight and Pixium desire to create a strategic combination of their businesses, with a view to become the market leader in the blindness space offering multiple products through a company with strong organizational synergies (the “Combined Company”).

(B)	In furtherance thereof, the Parties have agreed to the following terms:

(i)	Second Sight raising new money for working capital and the general corporate purposes of the Combined Company (the “Fund Raising”);

(ii)

Pixium contributing its Activity, as a complete and autonomous branch of activity, to Second Sight in exchange for Second Sight common stock under the regime of apport-scission in accordance with the provisions of French law (the “Contribution”) through the development of a permanent establishment (établissement stable) in France; and

(iii)

the transfer of the Orion Assets by Second Sight to a subsidiary, of which sixty percent (60%) of the shares would be spun off by Second Sight to its shareholders of record as of a date prior to the completion of the Fund Raising (the “Spin-Off” and, all together, the “Transaction”), as determined by the board of directors of Second Sight (the “Second Sight Board”).

(C)

At a meeting of the board of directors of Pixium (the “Pixium Board”) held on December 3, 2020, the Pixium Board (i) determined that the Transaction contemplated by this Agreement would be in the best interests of Pixium, its shareholders, employees and other stakeholders and (ii) approved this Agreement; pending its recommendation to the Pixium shareholders to vote in favour of the Contribution (the Pixium’s “Board Recommendation”), subject to such approval of such matters by the Pixium shareholders at the Pixium Shareholders’ Meeting.

(D)

At a meeting of the Second Sight Board held on January 5, 2021, the Second Sight Board adopted resolutions (i) approving and declaring the advisability of this Agreement, (ii) approving the execution, delivery and performance of this Agreement and the consummation of the Transaction, including the Fund Raising and the Spin-Off, (iii) determining this Agreement and the Transaction to be advisable, fair to and in the best interests of the Company and the Company’s shareholders and (iv) recommending that the Company’s shareholders adopt and approve this Agreement and the Transaction.

Exhibit 2.1

(E)

Concurrently with the execution of this Agreement, certain of Second Sight’s shareholders are entering into voting agreements on even date herewith, pursuant to which such shareholders have agreed, subject to the terms thereof, to, among other things, vote their Second Sight Shares in favor of adoption of this Agreement.

Now, therefore, the Parties agree as follows:

ARTICLE 1.	Definitions

1.1	Definitions

“Acceptable Confidentiality Agreement”

shall mean a confidentiality agreement that (a) contains provisions that are no less favorable to the Company than those contained in the Confidentiality Agreement, (b) does not prohibit the Company from complying with the provisions of Article 4 and (c) does not include any provision calling for an exclusive right to negotiate with the Company prior to the termination of this Agreement;

“Action”	shall mean any litigation, action, claim, suit, hearing, arbitration, mediation or other proceeding (public or private) by or before, or otherwise involving, any Regulatory Authority or an arbitrator;
“Acquisition Transaction”

shall mean any transaction or series of related transactions involving:

any merger, reverse merger, consolidation, amalgamation, share exchange, business combination, issuance of securities, acquisition of securities, reorganization, recapitalization, tender offer, exchange offer, joint venture, direct or indirect sale, transfer or disposition of assets (including by any license or lease) or other similar transaction: (i) in which a Party or its Subsidiary is a constituent Entity; (ii) in which a Person or “group” (as defined in the Exchange Act and the rules promulgated thereunder) of Persons directly or indirectly acquires beneficial or record ownership of securities representing more than 10% of the outstanding securities of any class of voting securities of the Company or any of its subsidiaries or more than 10% of the consolidated assets of the Company (measured by either book value or fair market value); or (iii) in which the Company or any of its subsidiaries issues securities representing more than 10% of the outstanding securities of any class of voting securities of the Company or any of its subsidiaries; provided, however, that, the Fund Raising and Contribution effected in accordance with the terms and conditions of this Agreement shall not constitute an Acquisition Transaction; or (iv) in which Pixium or any of its subsidiaries acquires beneficial or record ownership of securities representing more than 10% of the outstanding securities of any class of voting securities of a Person publicly traded in the U.S.; or (v) any sale, lease, exchange, transfer, license, acquisition or disposition of any business or businesses or assets that constitute or account for 10% or more of the consolidated book value or the fair market value of the assets of a Party participating in such transaction and its subsidiaries, taken as a whole.

“Activity”	shall have the meaning set forth in Section 3.1.2;

Exhibit 2.1

“Affiliate”

shall mean, with respect to a Party, any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Party. The term “control”

(including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Party, whether through the ownership of voting securities, by contract or otherwise;

“Agreement”	shall have the meaning set forth in the Preamble;
“AMF”	shall mean the French Autorité des marchés financiers;
“AMF General Regulation”	shall mean the Règlement général published by the AMF, as amended from time to time;
“Article”	shall mean an article of this Agreement;
“Articles of Association”	shall mean the up-to-date versions of the articles of association of Pixium or the articles of incorporation of Second Sight, as applicable;
“Board”	shall mean Pixium Board or Second Sight Board, as applicable.
“Board Recommendation”	shall mean the recommendation of the Pixium Board or the Second Sight Board, as the case may be, contemplated in Recital (C) and (D), respectively, of this Agreement;
“Business Days”

shall mean any day on which banking institutions are open for regular business in France and in the city of Los Angeles (USA), which shall not be a Saturday, a Sunday, a legal holiday or other day on which banking institutions are authorized or obligated by law to close in France or in Los Angeles (USA);

“Combined Company”	shall have the meaning set forth in the Recital (A);
“Company” or “Second Sight”	shall have the meaning set forth in the Preamble;
“Company Balance Sheet”	shall have the meaning set forth in Section 10.8.1;
“Company Disclosure Schedule”	shall mean the disclosure schedule delivered by the Company to Pixium prior to the execution of this Agreement;
“Company Financial Advisor”	shall mean New Capital Partners, Inc.;
“Company Permit”	shall have the meaning set forth in Section 10.6.1;
“Company SEC Documents”	shall have the meaning set forth in Section 10.7;
“Company Shareholder Matters”	shall have the meaning set forth in Section 3.4.2;
“Company Shareholders’ Meeting”	shall have the meaning set forth in Section 3.4.1;
“Company Stock Plan”	shall mean the 2011 Equity Incentive Plan, as amended;
“Completion Date”	shall have the meaning set forth in Section 3.5;

Exhibit 2.1

“Conditions Precedent to the Contribution”	shall have the meaning set forth in Section 2.2;
“Confidentiality Agreement”	shall mean the mutual nondisclosure agreement entered into between the Parties on September 28, 2020;
“Consents”	shall mean consents, registrations, approvals, authorizations, exemptions, waivers and Permits;
“Contract”

shall mean, with respect to any Person, any written or oral agreement, contract, subcontract, lease (whether for real or personal property), mortgage, license, sublicense or other legally binding commitment or undertaking of any nature to which such Person is a party or by which such Person or any of its assets are bound or affected under applicable Law;

“Contribution”	shall have the meaning set forth in the Recital (B);
“Contribution Agreement”	shall have the meaning set forth in Section 3.1;
“Contribution Consideration”	shall have the meaning set forth in Section 3.2.1;
“Effect”	shall mean any change, event, development, occurrence, state of facts, circumstance or effect;
“Entity”

shall mean any entity, company, corporation, group, de facto company, association, partnership, joint venture, whether governmental or private, or whether or not having a separate legal personality, and including any Regulatory Authority;

“EU Market Abuse Directive”	shall mean the directive 2014/57/EU of the European Parliament and of the Council of 16 April 2014 on criminal sanctions for market abuse;
“Exchange Act”	shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder;
“Exclusivity and Standstill Agreement”	shall mean the exclusivity and standstill agreement entered into between the Parties on August 25, 2020, as amended on October 6, 2020 and November 17, 2020;
“Fairness Opinion”

shall mean the opinion to the Second Sight Board from the Company Financial Advisor to the effect that, as of the date of such opinion and based on and subject to the various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken as set forth therein, the Contribution is fair, from a financial point of view, to the Company;

“FDA”	shall mean the United States Food and Drug Administration or any successor agency.
“Financial Statements”	shall have the meaning set forth in Section 10.8.1;
“Fund Raising”	shall have the meaning set forth in the Recital (B);

Exhibit 2.1

“GAAP”	shall mean generally accepted accounting principles;
“Intellectual Property Rights”

shall mean and includes all intellectual property or other proprietary rights under the laws of any jurisdiction in the world, including, without limitation: (a) rights associated with works of authorship, including exclusive exploitation rights, copyrights, moral rights, software, databases, and mask works; (b) trademarks, service marks, trade dress, logos, trade names and other source identifiers, domain names and URLs and similar rights and any and all goodwill associated therewith; (c) rights associated with trade secrets, know how, inventions, invention disclosures, methods, processes, protocols, specifications, techniques and other forms of technology; (d) patents and industrial property rights; and (e) other similar proprietary rights in intellectual property of every kind and nature; (f) rights of privacy and publicity; and (g) all registrations, renewals, extensions, statutory invention registrations, provisionals, continuations, continuations-in-part, provisionals, divisions, or reissues of, and applications for, any of the rights referred to in clauses “(a)” through “(f)” above (whether or not in tangible form and including all tangible embodiments of any of the foregoing, such as samples, studies and summaries), along with all rights to prosecute and perfect the same through administrative prosecution, registration, recordation or other administrative proceeding, and all causes of action and rights to sue or seek other remedies arising from or relating to the foregoing, including for past, present or future infringement of any of the foregoing.

“Knowledge”

shall mean, (i) with respect to the Company, the actual knowledge, after due inquiry, of the persons set forth in Schedule A of the Company Disclosure Schedule and (ii) with respect to Pixium, the actual knowledge, after due inquiry, of the persons set forth in Schedule A of the Pixium Disclosure Schedule;

“Law”

shall mean any law, statute, ordinance, rule, regulation or Order that is final and non-appealable, agency rules, regulations and requirements, including rules and regulations of any stock exchange on which Pixium Securities or Second Sight Shares are listed;

“Liability”

shall mean any known or unknown liability, indebtedness, obligation or commitment of any kind, nature or character (whether accrued, absolute, contingent, matured, unmatured or otherwise, and whether or not required to be recorded or reflected on a balance sheet prepared under GAAP);

“Lien”	shall mean any lien, pledge, security interest, claim, third party right or other encumbrance;

Exhibit 2.1

Exhibit 2.1

“Material Adverse Effect”

means any Effect that is, or would reasonably be expected to be, individually or in the aggregate with all other Effects, materially adverse to the business, assets, financial condition or results of operations of a Party and its subsidiaries, taken as a whole; provided, however, that none of the following Effects (alone or in combination) shall constitute, nor shall be taken into account in determining whether there has been or would reasonably be expected to be, a Material Adverse Effect: (i) any Effect to the extent generally affecting (a) companies in the industry in which the Party and its subsidiaries operate; (b) the economies or general business conditions of or financial, credit, currency or capital market conditions in which the Party and its subsidiaries operate, including changes in interest or exchange rates or any suspension of trading securities on any securities exchange or over-the-counter market; and (c) national or international political conditions; and (ii) any Effect that results from (a) changes in Law or GAAP or other accounting standards (or the enforcement or interpretation of any of the foregoing by a Regulatory Authority); (b) the execution, announcement or performance of this Agreement or the consummation of the Transaction, including the impact of any of the foregoing on the relationships, contractual or otherwise, of the Party and its subsidiaries with employees, customers, investors, contractors, lenders, suppliers, vendors, partners, licensors, licensees, payors, Regulatory Authorities or other third parties; (c) acts of war (whether or not declared), the commencement, continuation or escalation of a war, acts of armed hostility, sabotage, terrorism, cyberterrorism, military actions or any escalation or worsening of such conditions; (d) volcanoes, tsunamis, epidemics, pandemics (including COVID-19), plagues, other outbreaks of illness or public health events, earthquakes, hurricanes, tornadoes, floods, wild fires, weather conditions or other natural disasters or acts of God, or any escalation or worsening of such conditions; or (e) any Transaction Litigation; (iii) (a) any change in the Party’s credit ratings; (b) any decline in the market price, or change in trading volume, of the capital stock of the Party; or (c) any failure to meet, or changes to, any operating predictions of revenue, earnings, cash flow or cash position or other financial or performance measures or operating statistics (whether made by the Party or third parties) (it being understood that the exceptions in clauses (iii)(a), (b) and (c) shall not prevent or otherwise affect a determination that the underlying cause of any such change, decline or failure referred to therein is, or would reasonably be expected to be, a Material Adverse Effect); or (iv) any regulatory, preclinical or clinical, competitive, pricing, reimbursement or manufacturing Effects relating to or affecting any product of a Party, in each case, not involving any wrongdoing by the Party or any of its Affiliates or representatives (including (1) any suspension, rejection, refusal or, or request to refile any application, filing or approval or launching commercial sales of any product, (2) any regulatory actions, requests, recommendations, determinations or decisions of any Governmental Authority related to any product of the Party, (3) any delay, hold or termination of any preclinical or clinical study, trial or test related to any product of the Party, (4) any results, outcomes, data, adverse events, side effects or safety observations arising from any preclinical or clinical studies, trials or tests related to any product of the Party, (5) approval by the FDA or another Regulatory Authority, market entry or threatened market entry of any product competitive with a product of the Party, (6) any production or supply chain disruption affecting the manufacture of any product of the Party, and (7) any recommendations, statements, decisions or other pronouncements made, published or proposed by professional medical organizations, payors, Regulatory Authorities or representatives of any of the foregoing related to any product of the Party); provided, further, however, that any Effect referred to in clause (i) or clause (ii)(a), (c) or (d) may be taken into account in determining whether there has been, or would reasonably be expected to be, a Material Adverse Effect to the extent such Effect has a disproportionate adverse effect on the business, assets, results of operations or financial condition of the Party and its subsidiaries, taken as a whole, as compared to other companies in the industry in which the Party and its subsidiaries operate;

“Order”	shall mean any injunction, order, judgment, award or decree by any judicial or arbitration tribunal or any Regulatory Authority;
“Organizational Documents”

shall mean, with respect to any Person, the certificate of incorporation, articles of association (including the Articles of Association), by-laws, organizational regulations or similar organizational documents of such Person;

“Orion”	shall mean the Orion Visual Cortical Prosthesis System;
“Orion Assets”	shall mean the assets relating to Orion which shall be transferred to a newly formed subsidiary of the Company pursuant to the Separation and Distribution Agreement;
“Owned IP Rights”	shall mean all Intellectual Property Rights owned or purported to be owned by a Party that is used in the business of the party as presently conducted;
“Party”	shall have the meaning set forth in the Preamble;
“Permit”	shall mean all permits, licences, franchises, variances, exemptions, orders and other authorizations, consents and approvals;
“Permitted Alternative Agreement”	shall have the meaning set forth in Section 4.4.1;
“Permitted Liens”

shall mean (a) any Liens for current Taxes not yet due and payable or for Taxes that are being contested in good faith and, in each case, for which adequate reserves have been made on the Company Balance Sheet or the Pixium Balance Sheet, as applicable; (b) minor liens that have arisen in the ordinary course of business and that do not (in any case or in the aggregate) materially detract from the value of the assets or properties subject thereto or materially impair the operations of the Company or Pixium, as applicable; (c) statutory liens to secure obligations to landlords, lessors or renters under leases or rental agreements; (d) deposits or pledges made in connection with, or to secure payment of, workers’ compensation, unemployment insurance or similar programs mandated by Law; (e) non-exclusive licenses of Intellectual Property Rights granted by the Company or Pixium, as applicable, in the ordinary course of business and that do not (in any case or in the aggregate) materially detract from the value of the Intellectual Property Rights subject thereto; and (f) statutory liens in favor of carriers, warehousemen, mechanics and materialmen, to secure claims for labor, materials or supplies.

“Person”

shall mean any individual, corporation, partnership, limited liability company, firm, joint venture, association, joint-stock company, trust, unincorporated organization, governmental or regulatory body or any other entity (whether such entity has or has not a legal personality);

“Pre-Closing Period”	shall have the meaning set forth in Section 11.1.1;

Exhibit 2.1

“Pixium”	shall have the meaning set forth in the Preamble;
“Pixium Balance Sheet”	shall have the meaning set forth in Section 10.8.2;
“Pixium Board”	shall have the meaning set forth in Recital (C);
“Pixium Disclosure Schedule”	shall mean the disclosure schedule delivered by Pixium to the Company prior to the execution of this Agreement;
“Pixium Interim Financial Statements”	shall have the meaning set forth in Section 11.5;
“Pixium Public Documents”	shall have the meaning set forth in Section 10.7.3;
“Pixium Share”	shall mean the shares comprising the share capital of Pixium;
“Pixium Securities”	shall mean all the Securities issued by Pixium;
“Pixium Shareholder Matters”	shall have the meaning set forth in Section 3.4.1;
“Preamble”	shall mean the preamble to this Agreement;
“Proxy Statement”	means the proxy statement to be sent to the Company’s shareholders in connection with the Company Shareholders’ Meeting;

“Regulatory Authority”

shall mean any and all relevant French, European Union, American and other foreign regulatory commissions, boards, agencies, organizations, courts, tribunal, stock exchange authorities, governmental entity or body or authorities, in each case only to the extent that such authority has authority and jurisdiction in the particular context;

“Required Company Shareholder Vote”	shall have the meaning set forth in Section 10.3.3;
“Required Pixium Shareholder Vote”	shall have the meaning set forth in Section 10.3.2;
“Sarbanes Oxley Act”	shall mean the Sarbanes-Oxley Act of 2002;
“SEC”	shall mean the U.S. Securities and Exchange Commission;
“Second Sight Board”	shall have the meaning set forth in Recital (B)(iv);
“Second Sight Shares”	shall mean the issued and outstanding shares of Second Sight;
“Securities”

shall mean (i) any security, issued or to be issued, by an Entity, which may entitle its holder, directly or indirectly, immediately or in the future, to a portion of the share capital, profits, liquidation profits or voting rights of such Entity or of another Entity (including any share, warrants, convertible bonds, bonds with attached warrants, or bonds redeemable into shares), (ii) any preferential subscription or allotment rights relating to an issuance of such securities, or (iii) any division of such securities, including into bare ownership or usufruct;

Exhibit 2.1

“Securities Act”	shall mean the United States Securities Act of 1933, as amended;
“Section”	shall mean a section of this Agreement;
“Sensitive Data”	shall have the meaning set forth in Section 10.13.5;
“Separation and Distribution Agreement”	shall mean the separation and distribution agreement to be entered into by the Company and its newly formed subsidiary in connection with the Spin Off, in the form attached as Schedule 5;
“Spin-Off”	shall have the meaning set forth in Recital (B);
“Superior Proposal”

shall mean an unsolicited bona fide written proposal for an Acquisition Transaction (that has not been withdrawn and that did not result from a breach of the provisions of Article 4, that: (i) is reasonably likely to be consummated on the terms and conditions contemplated thereby and (ii) is not subject to a financing condition, (iii) is on terms and conditions that the Second Sight Board determines in good faith, based on such other matters that it deems relevant, as well as any written offer by Pixium to amend the terms of this Agreement (the “Proposed Pixium Amendments”), and following consultation with its outside legal counsel and outside financial advisors, are more favorable, from a financial point of view, to the Company’s shareholders than the terms of the Transaction, as amended by the Proposed Pixium Amendments.

“Tax”

shall mean any and all U.S. federal, state, local or non-U.S. taxes, fees, levies, duties, tariffs, imposts, and other similar charges of any kind imposed by any Regulatory Authority, including but not limited to taxes or other charges on or with respect to income, franchises, windfall or other profits, gross receipts, property, sales, use, capital stock, payroll, employment, social security, workers’ compensation, unemployment compensation, or net worth; taxes or other charges in the nature of excise, withholding, ad valorem, stamp, transfer, value added, or gains taxes; license, registration and documentation fees; and customs’ duties, tariffs, and similar charges or assessments of any kind whatsoever, together with any interest or penalty, addition to tax or additional amount imposed by any Regulatory Authority;

“Termination Date”	shall have the meaning set forth in Section 9.3;
“Termination Fee”

shall mean an amount equal to all reasonable and documented out-of-pocket fees and expenses incurred or paid by or on behalf of a Party receiving payment of the Termination Fee in connection with the Transaction, or related to the authorization, preparation, negotiation, execution and performance of this Agreement, in each case including all reasonable and documented fees and expenses of law firms, commercial banks, investment banking firms, financing sources, accountants, experts and consultants to such Party; provided that the aggregate amount of such fees and expenses reimbursable as a Termination Fee shall not exceed US$1,000,000; provided further that in no event shall a Party be required to pay more than one termination fee under this Agreement, including, without limitation, Termination Fee and termination fee set forth in Section 9.9.3;

“Transaction”	shall have the meaning set forth in Recital (B);

Exhibit 2.1

“Transaction Litigation”

shall mean any claim, demand or Action (including any class action or derivative litigation) asserted, commenced or threatened by, on behalf of or in the name of, against or otherwise involving the Party, the Party’s board of directors, any committee thereof and/or any of the Party’s directors or officers relating directly or indirectly to this Agreement, the Transaction (including any such claim, demand or Action based on allegations that the Party’s entry into this Agreement or the terms and conditions of this Agreement or the Transaction constituted a breach of the fiduciary duties of any member of the board of directors of the Party or any officer of the Party).

1.2	Interpretation

Unless the context otherwise requires, as used in this Agreement: (i) “or” is not exclusive; (ii) “including” and its variants mean “including, without limitation” and its variants; (iii) words defined in the singular have the parallel meaning in the plural and vice versa; (iv) words of one gender shall be construed to apply to any gender; (v) the terms “hereof”, “herein”, “hereby”, “hereto” and derivative or similar words refer to this entire Agreement, including the Schedules; (vi) the terms “Recital”, “Article”, “Section”, “Schedule” and “Exhibit” refer to the specified Recital, Article, Section, Schedule or Exhibit of or to this Agreement; (vii) any grammatical form or variant of a term defined in this Agreement shall be construed to have a meaning corresponding to the definition of the term set forth herein; and (viii) any term in French following its English translation prevails over its English translation.

Any reference to “days” means calendar days unless Business Days are expressly specified. If any action under this Agreement is required to be done or taken on a day that is not a Business Day, then such action shall not be required to be done or taken on such day but on the first succeeding Business Day thereafter.

ARTICLE 2.	The Fund Raising

2.1

In order to finance the Combined Company’s working capital and general corporate purposes, the Parties hereby agree that Second Sight will raise a minimum amount of US $25M in a private placement of equity securities of Second Sight to accredited investors. The final terms of the Fund Raising, including total offering size, per share sale price, and any applicable registration rights, shall be determined through mutual agreement between the Parties following marketing of the Fund Raising.

2.2

The success of this Fund Raising constitutes a genuine and determining condition to the consummation of the Contribution and Spin-Off. Therefore, and according to the condition precedent set forth in the Contribution Agreement, the Parties agree that, prior to the Completion Date, Second Sight shall irrevocably complete the Fund Raising in accordance with the provisions of Section 2.1. Contribution shall be irrevocable upon completion of the Fund Raising and shall occur immediately upon completion of the Fund Raising.

2.3	The completion of the Fund Raising shall be subject to the prior satisfaction of all the Conditions Precedent to the Contribution (with the exception of the completion of the Fund Raising).

2.4

Amount of the Fund Raising shall be deposited with an escrow agent reasonably acceptable to the Parties and the investors. The escrow shall be released to the Company upon satisfaction of all the Conditions Precedent to the Contribution (with the exception of the completion of the Fund Raising). The escrow agreement shall be reasonably satisfactory to Second Sight and Pixium.

Exhibit 2.1

ARTICLE 3.	The contribution

3.1	The Contribution

3.1.1

The Parties undertake to execute four (4) copies of the contribution agreement to be entered into by Pixium, as contributor, and Second Sight, as beneficiary regarding the Contribution, in a form substantially conforming to the draft attached as Schedule 3.1 (the “Contribution Agreement”).

3.1.2

Under the Contribution Agreement and subject to the conditions precedent set forth in the Contribution Agreement (the “Conditions Precedent to the Contribution”), Pixium shall contribute to Second Sight all the assets and liabilities set forth in the Contribution Agreement (the “Activity”).

3.2	Contribution Consideration

3.2.1

Pursuant to the Contribution Agreement, the consideration for the Contribution shall consist of 34,876,043 Second Sight Shares to be issued by Second Sight to the benefit of Pixium (the “Contribution Consideration”).

3.2.2

Pixium is acquiring the Second Sight Shares for investment for its own account only and not with a view to, or for resale in connection with, any public sale or “distribution” thereof within the meaning of the Securities Act or under any applicable provision of state Law in violation of the Securities Act or such applicable provision of state Law. Pixium does not have any present intention to transfer the Second Sight Shares to any other person or entity in such a “distribution.”  Pixium acknowledges that, because the Second Sight Shares to be received under this Agreement are not expected to be registered under the Securities Act or any states securities Laws, such Second Sight Shares (i) must be held indefinitely unless subsequently registered under the Securities Act or unless an exemption from such registration is available and subject to state securities Laws, as applicable and (ii) will bear a legend to such effect and the Company will make a notation on its transfer books to such effect.

3.2.3

Without limiting the foregoing, Pixium is aware of the provisions of Rule 144 and Rule 506 promulgated under the Securities Act, as presently in effect, and understands and agrees to be bound by the resale limitations imposed thereby and by the Securities Act. Pixium is able to bear the economic risk of holding the Second Sight Shares for an indefinite period (including total loss of its investment), and has sufficient knowledge and experience in its financial and business matters so as to be capable of evaluating the merits and risks of its investment. Pixium is an “accredited investor” within the meaning of Rule 501 of Regulation D promulgated under the Securities Act, as presently in effect.

3.2.4

Pixium has received all the information it considers necessary or appropriate for deciding whether to execute and deliver this Agreement and to consummate the Transaction.  Pixium further represents that it has had an opportunity to ask questions and receive answers from the Company regarding the Second Sight Shares and the business, properties, prospects and financial condition of the Company.  Pixium has had the opportunity to (i) carefully read this Agreement and each other agreement delivered in connection herewith, (ii) discuss the foregoing with Pixium’s professional advisors to the extent Pixium has deemed necessary and (iii) understands its obligations hereunder and thereunder.

3.2.5

Notwithstanding the foregoing, if between the date of this Agreement and the Completion of the Contribution, the Second Sight Shares shall have been changed into a different number of shares or a different class by reason of any stock dividend, subdivision, reclassification, split, reverse split, combination or exchange of shares, then the Contribution Consideration will be appropriately adjusted to provide to Pixium the same economic effect as contemplated by this Agreement prior to such event.

Exhibit 2.1

3.3	Appointment of valuing auditors; Fairness Opinion

3.3.1

Pixium and Second Sight shall file a joint request promptly following the execution of this Agreement with the president of the Commercial Court (Président du Tribunal de commerce) of Paris for purposes of getting one or several valuing auditors appointed to (i) confirm that the value of the assets being contributed to Second Sight as part of the Contribution is at least equal to the aggregate par value and issuance premium of the new Second Sight Shares to be issued as part of the Contribution Consideration, and (ii) confirm the fairness of the Contribution Consideration in accordance with their professional rules and the recommendation of the AMF.

3.3.2

The Parties shall use commercially reasonable efforts to get these valuing auditors to confirm, in their reports submitted to the Pixium Shareholders’ Meeting (i) that the value of the assets being contributed to Second Sight is at least equal to the value of the new Second Sight Shares to be issued as the Contribution Consideration, and (ii) the fairness of the Contribution Consideration in accordance with their professional rules and the recommendation of the AMF in connection with the Contribution.

3.3.3

The Company Board has received the Fairness Opinion. The Company shall provide a true and complete signed copy of the Fairness Opinion to Pixium for information purposes as soon as reasonably practicable after the date of this Agreement. The Company has obtained the authorization of the Company Financial Advisor to permit the inclusion of the Fairness Opinion in its entirety (as well as a description of the material financial analyses underlying the Fairness Opinion subject to the Company Financial Advisor’s review and approval thereof (such approval not to be unreasonably withheld or delayed)) and references thereto in the Proxy Statement.

3.4	Shareholders’ Meetings

3.4.1

Pixium shall convene a shareholders’ meeting to approve the Contribution to be held within three (3) months from the date hereof. All the resolutions regarding the Contribution submitted to the vote of these shareholders’ meetings will (i) be substantially identical to those set forth in Schedule 3.4.1 (the “Pixium Shareholder Matters”) and (ii) provide that the completion of such transactions remains subject to the satisfaction or waiver of the Conditions Precedent to the Contribution.

3.4.2

The Company shall take all action necessary under applicable Law to call, give notice of and hold a meeting of the Company’s shareholders (the “Company Shareholders’ Meeting”) for the purpose of seeking approval of the matters set forth in Schedule 3.4.2 (the “Company Shareholder Matters”). The Company shall take reasonable measures to ensure that all proxies solicited in connection with the Company Shareholders’ Meeting are solicited in compliance with all applicable Law. Notwithstanding anything to the contrary contained herein, if on the date of the Company Shareholders’ Meeting, or a date preceding the date on which the Company Shareholders’ Meeting is scheduled, the Company reasonably believes that (i) it will not receive proxies sufficient to obtain the Required Company Shareholder Vote, whether or not a quorum would be present or (ii) it will not have sufficient shares of Company Common Stock represented (whether in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Shareholders’ Meeting, the Company may postpone or adjourn, or make one or more successive postponements or adjournments of, the Company Shareholders’ Meeting as long as the date of the Company Shareholders’ Meeting is not postponed or adjourned more than an aggregate of forty five (45) calendar days in connection with any postponements or adjournments in reliance on the preceding sentence. Nothing contained in this Agreement shall prohibit the Company or its board of directors from (i) complying with Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act, (ii) issuing a “stop, look and listen” communication or similar communication of the type contemplated by Section 14d-9(f) under the Exchange Act, or (iii) otherwise making any disclosure to the Company’s shareholders if, in the case of the foregoing clause (iii), the Company’s board of

Exhibit 2.1

directors determines in good faith, after consultation with its outside legal counsel, that failure to make such disclosure would reasonably be expected to be inconsistent with applicable Law, including its fiduciary duties under applicable Law.

3.5	Completion of the Contribution

The completion of the Contribution shall occur on the first date after the satisfaction or waiver of the last Condition Precedent to the Contribution (the “Completion Date”).

ARTICLE 4.	No Solication at of Transactions

4.1

At all times during the period commencing with the execution of this Agreement and continuing until the earlier of the termination of this Agreement in accordance with Article 9 or the consummation of the Contribution, each of the Parties and each of their subsidiaries shall not, and the Parties shall direct their respective representatives not to, and shall not authorize or knowingly permit such Party’s representatives to, directly or indirectly:

4.1.1

initiate, solicit or knowingly encourage or knowingly induce (including by way of providing information relating to such Party or its subsidiaries or affording access to the business or properties of such Party) the making, submission or announcement of any Acquisition Transaction, or a proposal for an Acquisition Transaction, or otherwise knowingly cooperate with or knowingly assist or participate in or knowingly facilitate the making, submission or announcement of any Acquisition Transaction, or a proposal for an Acquisition Transaction;

4.1.2

participate or engage in discussions or negotiations with any Person with respect to an Acquisition Transaction, or a proposal for an Acquisition Transaction (for avoidance of doubt, it being understood that the foregoing shall not prohibit the Party or its representatives from making such Person aware of the restrictions of this Section 4.1 in response to the receipt of an Acquisition Transaction or a proposal for an Acquisition Transaction);

4.1.3

approve, adopt, endorse, or recommend to the Party’s stockholders, or publicly propose to approve, adopt, endorse, declare advisable or recommend to the Party’s stockholders, any proposal for an Acquisition Transaction;

4.1.4

subject to the confirmation by the valuing auditors of the fairness of the Contribution Consideration, withdraw, change, amend, modify or qualify or publicly propose to withdraw, change, amend, modify or qualify, in a manner adverse to the other Party, such Party’s Board Recommendation (any action or failure to act taken by the Party’s Board set forth in the foregoing Subsection 4.1.3 or this Subsection 4.1.4), a “Change of Board Recommendation”);

4.1.5

enter into any merger agreement, letter of intent, term sheet, agreement in principle, memorandum of understanding, share purchase agreement, asset purchase agreement, share exchange agreement, option agreement, joint venture agreement, partnership agreement or other similar Contract constituting or relating to an Acquisition Transaction or enter into any Contract or agreement requiring the Party to abandon, terminate or fail to consummate the Transactions, or resolve or agree to take any of the foregoing actions; or

4.1.6	terminate, waive, amend or modify any provision of, or grant permission under, any standstill, confidentiality agreement or similar Contract to which the Party or any of its subsidiaries is a party.

Each Party shall (A) immediately cease and cause to be terminated any solicitation, knowing encouragement, discussion or negotiation with any Persons, conducted prior to the execution of this Agreement, by the Party, its subsidiaries or any of the Party’s representatives with respect to any Acquisition Transaction or a proposal for an Acquisition Transaction and (B) promptly after

Exhibit 2.1

the execution and delivery of this Agreement, each Party shall demand the return or destruction of all confidential information provided by or on behalf of such Party or any such Party’s subsidiary to such Person prior to the date hereof and use its reasonable best efforts to enforce the terms of any confidentiality agreement with the recipient of such information.

4.2

Notwithstanding anything to the contrary contained in this Agreement, at any time following the date of this Agreement and prior to the receipt of the Required Company Shareholder Vote, in response to a bona fide written proposal for an Acquisition Transaction (an “Acquisition Proposal”) that the Company Board determines in good faith after consultation with its financial and legal advisors (“After Consultation”) constitutes a Superior Offer, the Company may (i) engage or participate in discussions or negotiations with, and only with, the Person (or such Person’s representatives) that has made such Acquisition Proposal, and (ii) furnish to the Person (or such Person’s representatives) that has made the Acquisition Proposal information relating to the Company and the Company Subsidiaries and/or afford access to the business, properties, assets, books, records or the personnel of the Company and the Company Subsidiaries, in each case pursuant to an Acceptable Confidentiality Agreement; provided that (A) the Company did not receive such Acquisition Proposal in connection with or as a result of breaching or violating the terms of this Section 4.1, (B) prior to engaging or participating in any such discussions or negotiations with or furnishing any information to, such Person, the Company gives Pixium written notice of the identity of such Person or group (as defined under Section 13(d) of the Exchange Act) and its representatives (unless prohibited by an existing agreement between the Company and such Person, which agreement was executed prior to the date hereof) and all of the material terms and conditions of such Acquisition Proposal (without disclosing the identity of such Person) and of the Company’s intention to engage or participate in discussions or negotiations with, or furnish information to such Person and (C) contemporaneously with or prior to furnishing any information to such Person, the Company furnishes such information to Pixium (to the extent such information has not been previously furnished by the Company to Pixium).

4.3

In addition to the obligations of the Company set forth in Section 4.2, the Company shall promptly, and in all cases within two (2) business days after the receipt by the Company, notify Pixium orally and in writing of the receipt by the Company or the Company Representatives of any Acquisition Proposal or any inquiry, indication of interest or request for non-public information (other than from Pixium or a representative of Pixium) that could reasonably be expected to lead to an Acquisition Proposal (an “Acquisition Inquiry”), which notice shall include (x) the material terms and conditions of such Acquisition Proposal or Acquisition Inquiry (for the purposes of clarity, this clause (x) shall be deemed satisfied in the event a copy of any written Acquisition Proposal and any related agreements, reflecting conditions or other material terms relating to any Acquisition Proposal, including the financing thereof, is furnished to Pixium) and (y) the identity of the Person or group (as defined under Section 13(d) of the Exchange Act) making any such Acquisition Proposal or Acquisition Inquiry (unless prohibited by an existing agreement between the Company and such Person, which agreement was executed prior to the date hereof). Commencing upon the provision of any notice referred to above until any such Acquisition Proposal or Acquisition Inquiry has been withdrawn, the Company (or its outside counsel) shall (A) provide prompt notice to Pixium no later than two (2) business days after any material change regarding the material terms (including all amendments) of any such Acquisition Proposal or Acquisition Inquiry and upon Pixium’s request will provide an update on the status of discussions regarding such Acquisition Proposal and (B) promptly (and in any event not later than 12 hours) after receipt or delivery thereof, provide Pixium (or its outside counsel) with copies of all material documents (including any written, or electronic material to the extent such material contains any financial terms, conditions or other material terms relating to any Acquisition Proposal, including the financing thereof) exchanged between the Company or Company Subsidiaries or any of the Company’s representatives, on the one hand, and the Person making an Acquisition Proposal or any of its Affiliates, or their respective officers, directors, employees, investment bankers, attorneys, accountants or other advisors or representatives, on the other hand. The Company shall provide Pixium with at least 48 hours prior notice of a meeting of the Company Board at which the Company Board is reasonably expected to

Exhibit 2.1

consider an Acquisition Proposal. The Company shall not, and shall cause the Company Subsidiaries not to, enter into any Contract with any Person subsequent to the date of this Agreement, and neither the Company nor any of the Company Subsidiaries is party to any Contract, that prohibits the Company from providing the information described in Section 4.2 or this Section 4.3 to Pixium.

4.4

Notwithstanding anything in this Agreement to the contrary, if the Company receives an Acquisition Proposal, other than in connection with or as a result of breaching or violating this Article 4, that the Company Board concludes in good faith, After Consultation, constitutes a Superior Proposal, the Company Board may, at any time prior to the receipt of the Company Stockholder Approval, if it determines in good faith, After Consultation, that the failure to take such actions contemplated by clauses (x) and/or (y) below would violate the Company Board’s fiduciary duties to the stockholders of the Company under applicable Law, (x) effect a Change of Board Recommendation with respect to such Superior Proposal and/or (y) terminate this Agreement pursuant to Section 9.7 and simultaneously enter into a definitive agreement with respect to such Superior Proposal; provided, however, that the Company shall not terminate this Agreement pursuant to the foregoing clause (y), and any purported termination pursuant to the foregoing clause (y) shall be void and of no force or effect, unless in advance of or concurrently with such termination the Company pays the fee and otherwise complies with the provisions of Section 9.9.3; and provided further that the Company Board may not effect a Change of Board Recommendation pursuant to the foregoing clause (x) or terminate this Agreement pursuant to the foregoing clause (y) unless:

4.4.1

the Company shall have provided prior written notice to Pixium, at least five (5) Business Days in advance (the “Superior Proposal Notice Period”), of its intention to effect such a Change of Board Recommendation (which notice itself shall not constitute a Change of Board Recommendation) or terminate this Agreement to enter into a Permitted Alternative Agreement with respect to such Superior Proposal, which notice shall specify the basis upon which the Company Board intends to terminate this Agreement or effect such Change of Board Recommendation and the material terms and conditions of such Superior Proposal (and the identity of the Person or group making such Superior Proposal (unless prohibited by an existing agreement between the Company and such Person, which agreement was executed prior to the date hereof)), the definitive transaction agreements with the Person making such Superior Proposal (the “Permitted Alternative Agreement”) and other material documents with respect to such Superior Proposal (including any with respect to the financing thereof); and

4.4.2

prior to effecting such Change of Board Recommendation or terminating this Agreement to enter into an Permitted Alternative Agreement with respect to such Superior Proposal, (A) if requested by Pixium, the Company shall have, and shall have caused the Company’s representatives to, during the Superior Proposal Notice Period, negotiate with Pixium in good faith to make such adjustments in the terms and conditions of this Agreement so that such Acquisition Proposal ceases to constitute a Superior Proposal, and (B) Pixium shall not have, during the Superior Proposal Notice Period, made a written offer irrevocable during the portion of the Superior Proposal Notice Period remaining after the submission of such offer that would, upon the Company’s acceptance thereof, be binding on Pixium and that, after consideration of such offer by the Company Board in good faith and After Consultation, results in the Company Board determining that such Superior Proposal no longer constitutes a Superior Proposal.

In the event of any amendment to the financial terms or any other material revisions to the Superior Proposal, the Company shall be required to deliver a new written notice to Pixium pursuant to Section 4.4.1 and to comply with the requirements of this Section 4.4 with respect to such new written notice (including a new Superior Proposal Notice Period), except the Superior Proposal Notice Period shall be at least four Business Days (rather than the five Business Days contemplated by Section 4.4.1 above).

Exhibit 2.1

4.5

The Company shall keep confidential any proposals made by Pixium to revise the terms of this Agreement, other than in the event of any amendment to this Agreement and to the extent required by applicable Law to be disclosed in any Company SEC Documents.

4.6

The Parties agree that any action taken by a Party’s representative that, if taken by such Party, would constitute a material breach of the restrictions set forth in this Article 4 shall be deemed to be a material breach of this Article 4 by such Party.

4.7	No Change of Board Recommendation shall change the approval of the Company Board for purposes of causing any Takeover Law to be applicable to the Transactions.

ARTICLE 5.	The Spin-off

Immediately after and subject to the completion of the Fund Raising and the Contribution, Second Sight shall transfer the Orion Assets to a subsidiary and discuss its contribution in the development and the funding of this subsidiary in good faith, pursuant to the Separation and Distribution Agreement attached as Schedule 5.  Notwithstanding anything to the contrary, for purposes of funding of the subsidiary, Second Sight would have a right to participate but could not block the funding and would not otherwise have any antidilution rights.

ARTICLE 6.	PROXY STATEMENT; REGULATORY FILINGS

6.1

As promptly as practicable after the date of the Agreement, the Company shall prepare and file with the SEC, the Proxy Statement. Prior to filing the preliminary Proxy Statement, a definitive Proxy Statement, any amendment or supplements to the Proxy Statement, any other filing with the SEC or otherwise responding to comments from the SEC in connection with the Transaction, the Company shall provide Pixium and its counsel with a reasonable opportunity to review and comment on each such filing in advance, and the Company shall include in such filing all comments reasonably proposed by Pixium in respect of such filings. The Parties shall cooperate in good faith in responding to any comments from the SEC or its staff with respect to the Proxy Statement or any such other filing relating to the Transaction. Each of the Parties shall furnish all information concerning itself and their Affiliates, as applicable, to the other Parties as the other Parties may reasonably request in connection with any action contemplated by this Section 6.1.  The Company shall use its commercially reasonable efforts to cause the shares of common stock being issued in the Transaction to be approved for listing (subject to notice of issuance) on the Nasdaq market at or prior to the Completion Date. The Parties will use commercially reasonable efforts to coordinate with respect to compliance with Nasdaq rules and regulations. Each Party will promptly inform the other Party of all verbal or written communications between Nasdaq and such Party or its representatives.  Pixium will cooperate with the Company as reasonably requested by the Company with respect to the listing application for the Company’s common stock and promptly furnish to the Company all information concerning Pixium and its shareholders that may be required or reasonably requested in connection with any action contemplated by this Section 6.1.

The Company shall respond in good faith to any comments by the SEC as promptly as reasonably practicable. Pixium shall provide its comments to the Company as promptly as reasonably practicable. If Pixium or the Company become aware of any event or information that, pursuant to the Securities Act or the Exchange Act, should be disclosed in an amendment or supplement to Proxy Statement, as the case may be, then such Party, as the case may be, shall promptly inform the other Parties thereof and shall cooperate with such other Parties in filing such amendment or supplement with the SEC and, if appropriate, in mailing such amendment or supplement to the Company’s shareholders.

Exhibit 2.1

6.2

The Parties shall cooperate in good faith to obtain as soon as possible any required Consents under the Conditions Precedent to the Contribution and will provide each other with any required information to this end. In particular, the Parties shall, with no delay following the signing of the Agreement, jointly take all necessary undertakings to obtain the approval of the Transaction by the French Minister for the Economy under the foreign direct investment screening referred to in articles L.151-3 et seq. of the French Monetary and Financial Code.

6.3

Each Party shall promptly notify the other Party of any communication it receives from any Regulatory Authority relating to the transactions contemplated by this Agreement and permit the other Party to review in advance any proposed communication by such Party to any Regulatory Authority.

6.4

Neither Party shall participate without the other Party in any meeting or call with any Regulatory Authority relating to the transactions contemplated by this Agreement, unless with prior consent from the other Party.

6.5

Should any Regulatory Authority competent to grant a Consent raise concerns with respect to the transactions contemplated by the Agreement, the Parties shall jointly take all necessary undertakings reasonably required to resolve any such concerns and obtain the Consent, unless the Parties jointly decide that such undertakings materially adversely affect the strategic and financial rationale of the transactions contemplated by this Agreement, in which case they may jointly decide not to pursue these transactions.

ARTICLE 7.	Governance

7.1	Board of Directors and Board Committees of Second Sight

As from the Completion Date, the Parties agree to cause the Second Sight Board to consist of seven (7) members as follows:

-	Mr. Lloyd Diamond, who shall also be appointed as Chairman and Chief Executive Officer of Second Sight;

-	two (2) directors to be appointed by Second Sight, who, for the avoidance of doubt, shall be selected from the directors of Second Sight in office as of the date hereof;

-	two (2) directors to be appointed by Pixium;

-	2 independent directors reasonably acceptable to Pixium and Second Sight.

7.2	Management of Second Sight

The officers of Pixium immediately prior to the Completion Date shall, from and after such time, continue as the officers of the Company, each to hold office in accordance with the Organizational Documents of the Company until their respective successors shall have been duly elected, designated or qualified, or until their earlier death, resignation or removal in accordance with the Organizational Documents of the Company.

7.3	Organizational Documents of Second Sight

As from the Completion Date, the Articles of Incorporation, Bylaws of Second Sight (the “Second Sight Organizational Documents”) and the internal regulations of the Second Sight Board shall be amended to reflect and conform to the governance principles set forth in this ARTICLE 7.

Exhibit 2.1

7.4	Second Sight Shareholders’ Meeting

Second Sight will take, in accordance with applicable Law and the Second Sight Organizational Documents, all actions necessary so that all relevant resolutions be presented to the Second Sight Shareholders’ Meeting and the Second Sight Board, as necessary and in any event prior to the closing of the Contribution, (i) to permit the Second Sight Board and its committees to be composed as set forth in Section 7.1 and (ii) to modify the Articles of Incorporation and Bylaws of Second Sight as set forth in Section 7.3.

7.5	Corporate name - Reincorporation

7.5.1

As of the Completion Date, the name of the Company shall be Pixium Vision, unless otherwise determined by Pixium prior to the Contribution and shall be reflected in the Articles of Association of Second Sight and be used as the corporate name.

7.5.2

Second Sight shall take all steps necessary and within its power to change its state of incorporation from the State of California to the State of Delaware (the “Reincorporation”). The Company shall make its best efforts to make the Reincorporation effective on the Completion Date and, therefore, submit a proposal to approve the Reincorporation to the Company Shareholders’ Meeting.

7.6	Director and Officer Liability and Indemnification

7.6.1

For a period of six (6) years after the Completion Date, Pixium shall not vote to permit the Company to, amend, repeal or modify any provision in the Company’s organizational documents relating to the exculpation or indemnification of any past and present directors, officers and employees of Second Sight (collectively, the “Indemnified Persons”) or any agreement between such Indemnified Person and Second Sight relating to exculpation or indemnification, in each case that would adversely affect the rights thereunder of such Persons (unless required by Law) as in existence on the date of this Agreement.

7.6.2

For a period of six (6) years after the Completion Date, the Company shall either maintain director and officer liability insurance or acquire a director and officer liability run-off policy (the “D&O Policy”), which in either case shall provide coverage for the Indemnified Persons comparable to the coverage provided as of the date hereof under the policy or policies maintained by the Company and its subsidiaries, as applicable, for the benefit of such individuals.  Notwithstanding the foregoing, the Company shall not be required to pay an annual premium for the D&O Policy in excess of 300% (the “Maximum Amount”) of the last annual premium paid by the Company prior to the date of this Agreement (it being understood and agreed that in the event that the cost of the D&O Policy exceeds such amount, the Company shall remain obligated to provide the broadest D&O Policy coverage as may be obtained for the Maximum Amount).

ARTICLE 8.	Closing conditions and closing deliveries

8.1	Joint Conditions. The respective obligations of Pixium and the Company to effect the transactions contemplated by this Agreement is subject to the satisfaction or waiver of the following conditions:

8.1.1	No preliminary or permanent injunction or other Order shall have been issued that would make unlawful the consummation of the Fund Raising, Contribution or Spin-off;

8.1.2	The receipt into escrow of no less than $25 million in connection with the Fund Raising;

Exhibit 2.1

8.1.3	The Required Company Shareholder Vote shall have been obtained;

8.1.4	The satisfaction or waiver of all Closing Precedents set forth in Section 9.1 of the Contribution Agreement

8.1.5	The Second Sight Shares to be issued in the Contribution shall have been authorized for listing on the Nasdaq market.

8.2

Conditions to the Obligations of Pixium.  The obligations of Pixium to effect the transactions contemplated by this Agreement is subject to the satisfaction or waiver of each of the following conditions:

8.2.1

All covenants of the Company under this Agreement, the Contribution Agreement and the Separation and Distribution Agreement to be performed on or before the Closing shall have been duly performed by the Company in all material respects.

8.2.2

The representations and warranties of the Company in Section 10.2 (Capitalization) of this Agreement shall be true and correct in all respects, other than de minimis inaccuracies, as of the Closing Date with the effect as though made on the Closing Date (except that any representation and warranty made as of a Capitalization Date, need to be true and correct (other than de minimis inaccuracies) only as of such date or time).

8.2.3

Other than as set forth in Section 8.2.2 above, the representations and warranties of the Company in this Agreement (which for purposes of this subsection will be read as though none of them contained any materiality or “Material Adverse Effect” qualifications) shall be true and correct in all respects as of the Closing with the same effect as though made as of the Closing (except that any representation and warranty made as of a date other than the date of this Agreement, which need to be true and correct only as of such date or time), except where the failure of the representations and warranties to be true and correct in all respects would not in the aggregate have a Material Adverse Effect, and Pixium shall have received a certificate of the Company addressed to Pixium and dated the Closing Date, signed on behalf of the Company by an officer of the Company, confirming the matters set forth in subsections 8.2.1, 8.2.2, 8.2.3 and 8.2.4.

8.2.4	There shall not be any event that is continuing that individually, or in the aggregate, constitutes a Material Adverse Effect on the Company.

8.3

Conditions to the Obligations of the Company.  The obligations of the Company to effect the transactions contemplated by this Agreement is subject to the satisfaction or waiver of each of the following conditions:

8.3.1

All covenants of Pixium under this Agreement, the Contribution Agreement and the Separation and Distribution Agreement to be performed on or before the Closing shall have been duly performed by Pixium in all material respects.

8.3.2

The representations and warranties of Pixium in Section 10.10 (Title to Assets) of this Agreement shall be true and correct in all material respects, other than de minimis inaccuracies, as of the Closing Date with the effect as though made on the Closing Date.

8.3.3

The representations and warranties of Pixium in this Agreement (which for purposes of this subsection will be read as though none of them contained any materiality or “Material Adverse Effect” qualifications) shall be true and correct in all respects as of the Closing with the same effect as though made as of the Closing (except that any representation and warranty made as of a date other than the date of this Agreement, which need to be true and correct only as of such date or time), except where the failure of the representations and warranties to be true and correct in all

Exhibit 2.1

respects would not in the aggregate have a Material Adverse Effect, and the Company shall have received a certificate of Pixium addressed to the Company and dated the Closing Date, signed on behalf of Pixium by an officer of Pixium, confirming the matters set forth in subsections 8.3.1, 8.3.2, 8.3.3 and 8.3.4.

8.3.4	There shall not be any event that is continuing that individually, or in the aggregate, constitutes a Material Adverse Effect on Pixium.

ARTICLE 9.	Termination

9.1	This Agreement may be terminated by mutual written consent of the Parties at any time prior to the Completion Date.

9.2

This Agreement may be terminated by either Party if at a Party’s shareholders’ meeting, such Party has failed to obtain the Required Company Shareholder Vote or the Required Pixium Shareholder Vote, as applicable; provided, that the right to terminate this Agreement pursuant to this Section 9.2 shall not be available to a Party where the failure to obtain the Required Company Shareholder Vote or the Required Pixium Shareholder Vote, as applicable, has been directly or indirectly caused by the action or failure to act of the other Party and such action or failure to act constitutes a material breach by the other Party.

9.3

This Agreement may be terminated by written notice by either Pixium or Second Sight if all the conditions precedent set forth in the Contribution Agreement have not been waived or satisfied and the Contribution has not been completed within one hundred and fifty (150) days after the date hereof (the “Termination Date”); provided, however, that the right to terminate this Agreement pursuant to this Section 9.3 may not be exercised by any Party whose breach of this Agreement or of the Contribution Agreement has been the principal cause of the failure of any condition precedent pursuant to the Contribution Agreement (to the extent applicable to Pixium or Second Sight, respectively) to be satisfied on or before the Termination Date.

9.4

This Agreement may be terminated by Pixium, at any time prior to the Completion Date if (A) there shall be a breach in any representation or warranty of the Company contained in this Agreement or a breach of any covenant of the Company contained in this Agreement, in any case, such that any condition set forth in Section 8.2.1, 8.2.2 or 8.2.3 of this Agreement would not then be satisfied, (B) Pixium shall have delivered to the Company written notice of such breach, and (C) either such breach is not capable of cure or at least 20 Business Days shall have elapsed since the date of delivery of such written notice to the Company and such breach shall not have been cured; provided, however, that Pixium shall not be permitted to terminate this Agreement pursuant to this Section 9.4 if Pixium is in material breach of any representation, warranty, covenant or agreement in the Agreement, and such material breach would allow the Company to terminate this Agreement pursuant to Section 9.6 hereof.

9.5	This Agreement may be terminated by either the Company or Pixium, if:

9.5.1

any court of competent jurisdiction or other Regulatory Authority of competent jurisdiction shall have issued a final and nonappealable Order or taken any other action permanently restraining, enjoining or otherwise prohibiting the Fund Raising, Contribution or Spin-Off, and such Order shall have become final and non-appealable; or

9.5.2

there shall have occurred any adverse event or development which, individually or in the aggregate, has had, and continues to have, a Company Material Adverse Effect and either such event or development is not capable of being remedied or at least 20 Business Days shall have elapsed since the occurrence of such event or development provided, however, that no Party shall be permitted to

Exhibit 2.1

terminate this Agreement pursuant to this Section 9.5.2 if any of the circumstances referred to in this Section 9.5.2 was caused by the breach of this Agreement by such Party.

9.6

This Agreement may be terminated by the Company, at any time prior to the Completion Date if (A) there shall be a breach in any representation or warranty of the Pixium contained in this Agreement or a breach of any covenant of Pixium contained in this Agreement, in any case, such that any condition set forth in Section 8.3.1, 8.3.2 or 8.3.3of this Agreement would not then be satisfied, (B) the Company shall have delivered to Pixium written notice of such breach, and (C) either such breach is not capable of cure or at least 20 Business Days shall have elapsed since the date of delivery of such written notice to Pixium and such breach shall not have been cured; provided, however, that the Company shall not be permitted to terminate this Agreement pursuant to this Section 9.6 if the Company is in material breach of any representation, warranty, covenant or agreement in the Agreement, and such breach would allow Pixium to terminate this Agreement pursuant to Section 9.4.1 hereof.

9.7

This Agreement may be terminated by the Company, at any time prior to the receipt of the Required Company Shareholder Vote at the Company Shareholders’ Meeting, if (i) the Company has received a Superior Proposal, (ii) the Company has complied with its obligations under Article 4 with respect to such Superior Proposal, (iii) the Company enters into a Permitted Alternative Agreement with respect to such Superior Proposal and (iv) the Company pays to Pixium the Termination Fee in accordance with Section 9.9.3.

9.8	Nothing in this Article 9 shall be construed as a derogation to article 1304-6 of the French Civil Code.

9.9	Effect of Termination

9.9.1

In the event that the Agreement is terminated pursuant to Section 9.4, or if Second Sight failed to convene the Company Shareholders’ Meeting in accordance with the provisions set forth in Section 3.4.2, Second Sight shall pay to Pixium the Termination Fee by wire transfer of immediately available funds, to a bank account to be designated by Pixium, within five (5) Business Days after such termination.

9.9.2

In the event that the Agreement is terminated pursuant to Section 9.6 or if Pixium failed to convene its shareholders’ meeting in accordance with the provisions set forth in Section 3.4.1, Pixium shall pay to Second Sight the Termination Fee by wire transfer of immediately available funds, to a bank account to be designated by Second Sight, within five (5) Business Days after such termination.

9.9.3

In the event that the Agreement is terminated pursuant to Section 9.7 or due to a breach of Article 4, Second Sight shall pay to Pixium in full satisfaction of all obligations of the Company under this Agreement, including without limitation any obligation to reimburse fees and expenses of Pixium, a termination fee of $1,000,000 by wire transfer of immediately available funds, to a bank account to be designated by Pixium, within one (1) Business Day after such termination.

9.9.4

In the event of the termination of the Agreement pursuant to this Article 9, the Agreement shall be of no further force or effect; provided, however, that (a) this Section 9.8, Article 12 and the definitions of the defined terms in such Sections shall survive the termination of the Agreement and shall remain in full force and effect, and (b) the termination of the Agreement and the provisions of Section 9.8 shall not relieve any Party of any liability for fraud or for any willful and material breach of any representation, warranty, covenant, obligation or other provision contained in the Agreement.

ARTICLE 10.	Representations and warranties

Each of Pixium and Second Sight hereby represents and warrants to the other as set forth in this

Exhibit 2.1

Article as of (a) the date of execution of this Agreement and (b) the Completion Date (except to the extent that any such representation and warranty expressly speaks as of another date, in which case such representation and warranty shall be true and correct as of such other date).  Notwithstanding the foregoing, any representation or warranty: (i) made by Second Sight in the Agreement is qualified in its entirety by the disclosures in the (x) Company SEC Documents (other than any disclosures contained or referenced therein under the captions “Risk Factors,” “Forward-Looking Statements,” “Quantitative and Qualitative Disclosures About Market Risk,” and any other disclosures contained or referenced therein of information, factors, or risks that are predictive, cautionary, or forward-looking in nature) and (y) correspondingly numbered section of the Company Disclosure Schedule that relates to such section any other section to the extent that it is reasonably apparent on the face of such disclosure that such disclosure is applicable to such section; and (ii) made by Pixium in the Agreement is qualified in its entirety by the disclosures in the (x) Pixium Public Documents and the 2019 universal registration document (other than any disclosures contained or referenced therein under the captions “Facteurs de risques”) and (y) correspondingly numbered section of the Pixium Disclosure Schedule that relates to such section any other section to the extent that it is reasonably apparent on the face of such disclosure that such disclosure is applicable to such section

10.1	Organization – Good standing; Subsidiaries

10.1.1.

Such Party is an Entity duly organized and validly existing under the Laws of its jurisdiction of organization.  Such Party is duly qualified or licensed to do business and is in good standing (where such concept is recognized under applicable Law) in each jurisdiction where the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except where the failure to be so qualified or licensed would not be reasonably expected to have a Material Adverse Effect on such Party. Each Party has made available to the other Party accurate and complete copies of its Organizational Documents, and neither Party is in material breach or violation of its respective Organizational Documents.

10.1.2.

Such Party has no subsidiaries, and Such Party does not own any capital stock of, or any equity, ownership or profit-sharing interest of any nature in, or controls, directly or indirectly, any other Entity. Such Party has not agreed nor is it obligated to make or is bound by any Contract under which it may become obligated to make, any future investment in or capital contribution to any other Entity.

10.2	Capitalization

10.2.1

The Company hereby represents and warrants that the authorized capital stock of the Company consists of (i) 300,000,000 shares of common stock (the “Company Common Stock”) and (ii) 10,000,000 shares of preferred stock (the “Company Preferred Stock”). As of the close of business on December 31, 2020 (the “Capitalization Date”), there were 23,213,667 Shares issued and outstanding and no Shares were held in treasury by the Company. No shares of Company Preferred Stock are issued or outstanding.

10.2.2

As of the close of business on the Capitalization Date, the Company has no shares of capital stock reserved for or otherwise subject to issuance, except for (i) 1,063,262 Shares reserved for issuance pursuant to the exercise of outstanding Company Options under the Company Stock Plans, (ii) 7,759,494 Shares reserved for issuance pursuant to the exercise of Company Warrants, and (iii) 64,531 Shares reserved for future awards under the Company Stock Plans.

10.2.3

All of the outstanding Shares have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights and were issued in compliance with applicable Law. All Shares subject to issuance under any Company Options or Company Warrants, upon issuance prior to the Effective Time, if any, pursuant to the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid, nonassessable

Exhibit 2.1

and free of preemptive rights and issued in material compliance with applicable Law. Section 10.2.3 of the Company Disclosure Schedule sets forth, as of the close of business on the Capitalization Date, an accurate and complete list of each outstanding Company Option and (i) the employee number of each holder thereof, (ii) the date of grant, (iii) the portion which is vested of each Company Option as of the close of business on the Capitalization Date, (iv) the vesting schedule of such Company Option, (v) the exercise or purchase price thereof, and (vi) the Company Stock Plan (and the name of any foreign sub-plan) under which each Company Option was granted. Each grant of a Company Option was properly approved by the Company Board (or a duly authorized committee or subcommittee thereof) in compliance in all material respects with Law, recorded on the Company’s financial statements in accordance with GAAP in all material respects consistently applied, and were validly issued, and no such grants involved any “back dating,” “forward dating” or similar practices with respect to the effective date of the grant. Except for Company Options, there are no awards or rights outstanding under any of the Company Stock Plans.

10.2.4

Except as set forth in Section 10.2.3, there are no Contracts to which the Company is a party, including options, warrants, debentures, notes or other rights, Contracts, arrangements or commitments of any character (i) relating to any Shares of the Company, (ii) obligating the Company to issue, acquire or sell any Shares of the Company, (iii) providing general voting rights with holders of Shares, or convertible into securities having such rights, or (iv) (A) restricting the transfer of, (B) affecting the voting rights of, (C) requiring the repurchase, redemption or disposition of, or containing any right of first refusal with respect to, (D) requiring the registration for sale of or (E) granting any preemptive or antidilutive rights with respect to, any Shares or other equity interests in the Company. From the close of business on the Capitalization Date, the Company has not issued any shares of its capital stock or other equity interests.

10.2.5

Each of the outstanding shares or other equity interests in Pixium are duly authorized, validly issued and fully paid. Except as set forth in the Pixium Disclosure Schedule, there exist no securities giving access to Pixium’s share capital, there are no pre-emptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate Pixium to issue or sell any shares of capital stock or other equity interests of Pixium or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any shares of capital stock or other equity interests of Pixium, and no securities or obligations evidencing such rights are authorized, issued or outstanding.

10.3	Corporate authority

10.3.1

Such Party has all requisite corporate power and authority and has taken all corporate action necessary in order to authorize, execute and perform its obligations under this Agreement, and to consummate the transactions contemplated hereby, subject to the receipt of the Required Pixium Shareholder Vote and the Required Company Shareholder Vote, as applicable, in accordance with the requirements of applicable Law and their Organizational Documents. This Agreement is a valid and binding agreement enforceable against each Party in accordance with its terms, subject, as to enforcement, bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights.

10.3.2	The Pixium Shareholder Matters shall be taken by a two-third majority of the shareholders present or represented (the “Required Pixium Shareholder Vote”).

10.3.3

The affirmative vote of the holders of a majority of the issued and outstanding shares of the Company’s common stock outstanding on the record date for the Company Shareholders’ Meeting is the only vote of the holders of any class or series of the Company’s capital stock necessary to approve the Company Shareholder Matters (the “Required Company Shareholder Vote”).

Exhibit 2.1

10.4	Litigation

10.4.1

The Company hereby represents and warrants that there is no Action pending or, to the Knowledge of the Company, is any investigation pending or Action or investigation threatened, against or affecting the Company (including by virtue of indemnification or otherwise) or their assets or properties, or any executive officer or director (in their capacity as such) of the Company that, individually or in the aggregate, would be reasonably expected to be material to the Company.

The Company is not subject to any material outstanding Order or arbitration ruling, award or other finding that, individually or in the aggregate, would be reasonably expected to be material to the Company.

There are no internal investigations or internal inquiries that have been conducted by or at the direction of the Board of Directors of the Company (or any committee thereof) concerning any financial, accounting or other misfeasance or malfeasance issues or that would reasonably be expected to lead to a voluntary disclosure or enforcement action.

10.4.2

Pixium hereby represents and warrants that there is no Action pending or, to the Knowledge of Pixium, is any investigation pending or Action or investigation threatened, against or affecting Pixium (including by virtue of indemnification or otherwise) or their assets or properties, or any executive officer or director (in their capacity as such) of Pixium that, individually or in the aggregate, would be reasonably expected to be material to Pixium.

Pixium is not subject to any material outstanding Order or arbitration ruling, award or other finding that, individually or in the aggregate, would be reasonably expected to be material to Pixium.

There are no internal investigations or internal inquiries that have been conducted by or at the direction of the Board of Directors of Pixium (or any committee thereof) concerning any financial, accounting or other misfeasance or malfeasance issues or that would reasonably be expected to lead to a voluntary disclosure or enforcement action.

10.5	No conflicts

Except as set forth in Section 10.5 of the Company Disclosure Schedule or the Pixium Disclosure Schedule, as applicable, and subject to the receipt of the Required Pixium Shareholder Vote and the Required Company Shareholder Vote, as applicable, neither the execution by such Party of this Agreement and the performance by it of its obligations under this Agreement, nor the consummation of the transactions contemplated hereby, will (with or without notice or lapse of time) result in any breach or violation of, or a default under, (i) the provisions of the Organizational Documents of such Party, (ii) any Law or Order applicable to it or any assets owned or used by it, (iii) result in any material violation or breach of, or constitute a material default (or an event that with notice or lapse of time or both would become a material default) or impair the Company’s or Pixium’s material rights under, or alter their respective material obligations or alter the material rights or obligations of any third party under, or give to any third party any rights of purchase, termination, amendment, payment, acceleration or cancellation pursuant to any Contract to which such Party is a party or (iv) result in the creation of a Lien on any of the material properties or assets owned or used by the Party (except for Permitted Liens), other than, in the case of clauses (ii) and (iii) above, any such breach, violation or default, individually or in the aggregate, as have not had and would not reasonably be expected to have a Material Adverse Effect on such Party.

10.6	Permits

10.6.1

The Company holds all material authorizations, licenses, permits, certificates, filings, consents, variances, exemptions, waivers, approvals, orders, registrations and clearances of any Regulatory Authority necessary for the Company to own, lease and operate its properties and assets, and to

Exhibit 2.1

carry on and operate its businesses in all material respects as currently conducted (the “Company Permits”). The Company is, and has for the past six years been, in compliance with the terms of the Company Permits in all material respects, and all of the Company Permits are valid and in full force and effect in all material respects. As of the date of this Agreement, no material suspension, modification, revocation or cancellation of any of the Company Permits is, to the Knowledge of the Company, pending or threatened.

10.6.2

Pixium holds all material authorizations, licenses, permits, certificates, filings, consents, variances, exemptions, waivers, approvals, orders, registrations and clearances of any Regulatory Authority necessary for Pixium to own, lease and operate its properties and assets, and to carry on and operate its businesses in all material respects as currently conducted (the “Pixium Permits”). Pixium is, and has for the past six years been, in compliance with the terms of the Pixium Permits in all material respects, and all of the Pixium Permits are valid and in full force and effect in all material respects. As of the date of this Agreement, no material suspension, modification, revocation or cancellation of any of the Pixium Permits is, to the Knowledge of Pixium, pending or threatened.

10.7	SEC Filings; Public Information

10.7.1

Since January 1, 2019, the Company has timely filed or otherwise furnished (as applicable) all registration statements, prospectuses, forms, reports, proxy statements, schedules, statements and other documents (including exhibits) required to be filed or furnished (as applicable) by it under the Securities Act or the Exchange Act, as the case may be, together with all certifications required pursuant to the Sarbanes-Oxley Act (such documents and any other documents filed by the Company with the SEC since January 1, 2019, as have been supplemented, modified or amended since the time of filing, collectively, the “Company SEC Documents”).

10.7.2

As of their respective effective dates (in the case of the Company SEC Documents that are registration statements filed pursuant to the requirements of the Securities Act) and as of their respective SEC filing dates (in the case of all other Company SEC Documents), or in each case, if amended prior to the date of this Agreement, as of the date of the last such amendment, the Company SEC Documents complied (or with respect to Company SEC Documents filed or furnished after the date of this Agreement, will comply) in all material respects with the applicable requirements of the Exchange Act or the Securities Act, as the case may be, the Sarbanes-Oxley Act and the applicable rules and regulations of the SEC thereunder and did not (or with respect to Company SEC Documents filed or furnished after the date of this Agreement, will not) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The Company meets the registrant requirements for the use of Form S-3 under the Securities Act.  As of the date of this Agreement, to the Knowledge of the Company, none of the Company SEC Documents is the subject of ongoing SEC review or outstanding SEC comment.

10.7.3

The 2020 Half-Year Financial Report of Pixium and the 2019 Annual Financial Report of Pixium (the “Pixium Public Documents”) complied in all material respects with requirements under applicable Law and did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

10.8	Financial Statements

10.8.1

Each of the consolidated financial statements of such Party (including, in each case, any notes and schedules thereto) included in the Company SEC Documents or the Pixium Public Documents, as applicable, (collectively, such Party’s “Financial Statements”) (i) have been prepared from, are in accordance with, and accurately reflect the books and records of the Company in all material respects, (ii) have been prepared in accordance with US GAAP, in the case of the Company, or

Exhibit 2.1

IFRS, in the case of Pixium, applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of interim financial statements, for normal and recurring year-end adjustments that are not material in amount or nature and, in the case of the Company, as may be permitted by the SEC on Form 10-Q or any successor or like form under the Exchange Act, including the absence of footnotes) and (iii) present fairly in all material respects the consolidated financial position and the consolidated results of operations, cash flows and stockholders’ equity of such Party as of the dates and for the periods referred to therein.

10.8.2

Without limiting the generality of this Section 10.8, (i) Gumbiner Savett Inc. has not resigned or been dismissed as the independent registered public accounting firm of the Company and Deloitte & Associés has not resigned or been dismissed as the independent public accounting firm of Pixium as a result of or in connection with any disagreement with such Party on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, (ii) neither the chief executive officer nor the chief financial officer of the Company has failed in any respect to make, without qualification, the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act with respect to any form, report or schedule filed by the Company with the SEC since the enactment of the Sarbanes-Oxley Act and (iii) no enforcement Action has been initiated or, to the Knowledge of the Company, Actions or investigations threatened against the Company by the SEC relating to disclosures contained in any Company SEC Document. Pixium maintains a system of internal accounting controls sufficient to provide reasonable assurance that (a) transactions are executed in accordance with management’s general or specific authorizations, (b) transactions are recorded as necessary to permit preparation of financial statements in conformity with French GAAP and to maintain asset accountability, (c) access to assets is permitted only in accordance with management’s general or specific authorization, and (d) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

10.9	Absence of Undisclosed Liabilities

Except as set forth in Section 10.9 of the Company Disclosure Schedule or the Pixium Disclosure Schedule, as applicable, there are no Liabilities of such Party, other than: (i) Liabilities disclosed and provided for, in the case of the Company, in the consolidated balance sheet of the Company as of September 30, 2020 that is included in the Company SEC Documents as of the date of this Agreement (the “Company Balance Sheet”), or disclosed in the notes thereto, or, in the case of Pixium, in the consolidated balance sheet of Pixium as of June 30, 2020 that is included in the Pixium Public Documents (the “Pixium Balance Sheet”), (ii) Liabilities incurred under this Agreement or in connection with the Transaction, (iii) Liabilities under executory Contracts to which such Party is bound, other than as a result of a breach thereof, or (iv) Liabilities incurred in the ordinary course of business consistent with past practice since the date of the Company Balance Sheet or the Pixium Balance Sheet, as applicable, in amounts that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on such Party.

10.10	Title to Assets

10.10.1

Such Party owns, and has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all tangible properties or tangible assets and equipment used or held for use in its business or operations or purported to be owned by it that are material to such Party or its business, including: (a) all tangible assets reflected on the Company Balance Sheet or Pixium Balance Sheet; and (b) all other tangible assets reflected in the books and records of such Party as being owned by such Party. All of such assets are owned or, in the case of leased assets, leased by such Party free and clear of any Liens, other than Permitted Liens.

10.10.2	Other than assets listed on Schedule 10.10.2 of Pixium Disclosure Schedule, all assets of Pixium are being contributed to Second Sight as part of the Contribution.

Exhibit 2.1

10.11	Compliance with Laws

10.11.1	Such Party is and has been since January 1, 2017 in compliance with all applicable Laws, except as, individually or in the aggregate, would not reasonably be expected to be material.

10.11.2

To such Party’s knowledge, since January 1, 2017, neither such Party nor any director, officer, employee or agent thereof, acting on its, his or her own behalf or on behalf of any of the foregoing persons, (A) has offered, promised, authorized the payment of, or paid, any money, or the transfer of anything of value, directly or indirectly, to or for the benefit of: (x) any employee, official, agent or other representative of any foreign government or department, agency or instrumentality thereof, or of any public international organization; or (y) any foreign political party or official thereof or candidate for foreign political office for the purpose of influencing any act or decision of such recipient in the recipient’s official capacity, or inducing such recipient to use his, her or its influence to affect any act or decision of such foreign government or department, agency or instrumentality thereof or of such public international organization, or securing any improper advantage, in the case of both (x) and (y) above in order to assist it to obtain or retain business for, or to direct business to, it and under circumstances that would subject it to material liability under any applicable Laws relating to corruption, bribery, ethical business conduct, money laundering, political contributions, gifts and gratuities, or lawful expenses; or (B) violated or is in violation of any provision of the U.S. Foreign Corrupt Practices Act of 1977, as amended, the U.K. Bribery Act 2010 or any other applicable anti-bribery or anti-corruption Laws, including, but not limited to, any applicable Law or regulation implementing the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, or any other applicable anti-bribery or anti-corruption Laws of jurisdictions in which the Parties operate. Such Party has instituted and maintain and enforce policies and procedures designed to promote and achieve compliance with anti-corruption Laws.

10.11.3

Such Party’s operations, to such Party’s knowledge, are and have been conducted at all times since January 1, 2017 in compliance in all material respects with applicable financial recordkeeping and reporting requirements of the applicable money laundering statutes of all jurisdictions where it conducts business, the rules and regulations thereunder and any related or similar rules, regulations or guidelines issued, administered or enforced by any Regulatory Authority.

10.10.4

Neither such Party nor its directors and senior executive or any officers with the ability to control the operation of such Party, is currently the subject or the target of any sanctions administered or enforced by the U.S. government, the United Nations Security Council, the European Union and its member States or Her Majesty’s Treasury (collectively, “Sanctions”) applicable to such, nor is it located, incorporated, organized, resident or engaged in any business or dealings in a country or territory that is the subject or the target of Sanctions or with any Person who is subject to or the target of Sanctions, in each case in respect of Sanctions that are applicable to such Party.

10.12	Labor Disputes and Compliance

No employment dispute, slowdown, work stoppage or disturbance involving the employees of such Party exists or, to its knowledge, is imminent or threatened in writing, in each case, which, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect. Since January 1, 2017, such Party has complied with applicable employment legislation, except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect.

10.13	Tax Matters

No Tax liability has arisen or will arise as a result of (i) such Party not having timely and duly paid Taxes due in accordance with applicable Laws or (ii) any Tax audit or litigation with a Tax authority with respect to such Party.

Exhibit 2.1

10.14	Intellectual Property

10.13.1

Any registered Owned IP Rights is subsisting, and to such Party’s knowledge, is valid and enforceable. Such Party owns and controls, or otherwise possesses legal and valid rights to use, as currently being used by such Party, all Intellectual Property Rights used in the conduct of its business as of the date hereof, except where the failure to own and control or have the right to use, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect. To such Party’s knowledge, it is not infringing any Intellectual Property Rights of any third party in any respect. Such Party has not received any written notice that it is violating or has violated the trademarks, patents, copyrights, inventions, trade secrets, proprietary information and technology, know-how, formulae, rights of publicity or other Intellectual Property Rights of a third party.

10.13.2  To the knowledge of such Party, no funding, facilities or personnel of any Regulatory Authority or any university, college, research institute or other education institution has been used to create Intellectual Property Rights of such Party, except for any such funding or use of facilities or personnel that does not result in such Regulatory Authority or institution obtaining ownership rights or a license to such Intellectual Property Rights or the right to receive royalties for the practice of such Intellectual Property Rights.

10.13.3

Each material license to which such Party is a party is the legal, valid and binding obligation of such Party, enforceable against such Party in accordance with its terms and, to the knowledge of such Party, is the legal, valid and binding obligation of each other party thereto, enforceable against each such other party thereto in accordance with its terms. Neither such Party nor, to such Party’s knowledge, any other party to such license is in material default thereunder, nor, to such Party’s knowledge, does any material defense, offset, deduction, or counterclaim exist thereunder.

10.13.4

All employees and independent contractors, including free lancers (on a temporary or permanent basis whether under contract of services or engagement), of such Party who have developed or created intellectual property on behalf of such Party within the scope of their employment or engagement have entered into appropriate written assignment agreements, assigning all of their right, title and interest in any such intellectual property to such Party. Such Party has taken commercially reasonable actions (i) to maintain, enforce and protect its material intellectual property in accordance with customary industry practice, (ii) in accordance with customary industry practice to protect the confidentiality of non-public information relating to its material intellectual property, (iii) in accordance with customary industry practice to protect its material software, websites and other systems (and the information therein) from unauthorized access or use, and (iv) in accordance with customary industry practice to implement backup and disaster recovery technology processes and a business continuity plan.

10.13.5

To the knowledge of such Party, such Party and the operation of such Party’s business are in compliance with all applicable Laws pertaining to data privacy and data security of personally identifiable information or sensitive business information (“Sensitive Data”). Since January 1, 2017, there have been (i) no losses or thefts of Sensitive Data or security breaches relating to Sensitive Data used in the business of such Party, (ii) no material violations of any security policy of such Party regarding any such Sensitive Data used in the business of such Party, (iii) no unauthorized access, unauthorized use or unintended or improper disclosure of any Sensitive Data used in the business of such Party. Such Party has taken commercially reasonable steps and implemented reasonable disaster recovery and security plans and procedures to protect the information technology systems used in, material to or necessary for operation of such Party’s business as currently conducted from unauthorized use or access. To the knowledge of such Party, there have been no material malfunctions or unauthorized intrusions or breaches of the information technology systems used in, material to or necessary for the operation of such Party’s business as currently conducted.

Exhibit 2.1

10.15	Related Party Transactions

There are, and since January 1, 2017, there have been, no Contracts, transactions, arrangements, or understandings between such Party, on the one hand, and any Affiliate (including any director, officer, or employee or any of their respective family members) thereof or any holder of 5% or more of the shares of such Party’s Securities (or any of their respective family members), on the other hand, that would be required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the SEC in the Company’s Form 10-K or proxy statement pertaining to an annual meeting of stockholders.

10.16	Brokers and Other Advisors; Transaction Compensation

No broker, finder, other investment banker or financial advisor, other than (x) Pixium’s obligations to Oppenheimer & Co. Inc., and (y) the Company’s obligations to Oppenheimer & Co. Inc., ThinkEquity, a division of Fordham Financial Management, Inc., and New Century Capital Partners, is entitled to any broker’s, finder’s or financial advisor’s fee or commission in connection with the Transaction based upon arrangements made by or on behalf of such Party. No director, officer or employee of Pixium or the Company is entitled to receive any bonus or other compensation payable directly as a result of the Transaction.

10.17	Information of capital markets

Other than in relation to the transactions contemplated by this Agreement, neither Pixium nor Second Sight was in possession, on the date hereof or on the Completion Date, of information that is or may be considered price sensitive pursuant to rule implementing the EU Market Abuse Directive, regardless of whether or not such disclosure has been lawfully deferred.

10.18	Information supplied by Pixium

Pixium represents and warrants that none of the information to be supplied by it or any of its subsidiaries specifically in writing for inclusion in the Proxy Statement will, at the date on which the Proxy Statement is first mailed to the Company’s shareholders or at the time of the Company Shareholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

ARTICLE 11.	Covenants

11.1	Continuing obligations

11.1.1

Each Party covenants and agrees that, after the date hereof and until the earlier of the Completion Date or the termination of this Agreement in accordance with its terms (the “Pre-Closing Period”), unless otherwise approved in writing, and except as otherwise expressly contemplated by this Agreement or the Contribution Agreement or required by any Regulatory Authority, each Party shall conduct its respective business in the ordinary and usual course consistent with past practice in all material respects.

11.1.2

In addition to and without limiting the generality of the foregoing, each Party covenants and agrees that, during the Pre-Closing Period, unless otherwise approved in writing (including by e-mail), and except as otherwise expressly contemplated by the Agreement or the Contribution Agreement or required by any Regulatory Authority, each Party shall not, and shall not commit to:

-	amend or modify any of the Organizational Documents;

Exhibit 2.1

-	other than in the ordinary course of business, sell, lease, license, subject to a Lien, encumber, contribute to a subsidiary or otherwise dispose of any assets, property or rights;
-

enter into any material Contracts or transactions, terminate (other than by expiration in accordance with its terms) any material Contracts or transactions, or materially amend or agree to amend any material Contract or transaction, that are outside of the ordinary course of such Party’s business;

-	pay, discharge, compromise, settle or satisfy any Actions or claims;
-

make, commit to or authorize any capital expenditure in excess of the Company’s projected capital expenditure disclosed in Section 10.1 of the Company Disclosure Schedule or Pixium Disclosure Schedule, as applicable;

-	incur, guarantee or assume any indebtedness; or
-	declare, accrue, make or pay any dividend or other distribution in property in respect of any of its Securities.

In addition, the Company covenants and agrees that, during the Pre-Closing Period, unless otherwise approved in writing (including by e-mail), and except as otherwise expressly contemplated by the Agreement or the Contribution Agreement or required by any Regulatory Authority, it shall not, and shall not commit to:

-

make any transaction on its share capital that would impact the consideration for the Contribution, including issuing or granting any shares or equity instruments or other instruments giving access to their share capital or voting rights (other than: (i) the issuance of shares pursuant to the exercise, conversion or settlement in accordance with their terms of the equity awards outstanding as of the date hereof; and (ii) the repurchase of any shares from former employees, non-employee directors and consultants in accordance with the terms of contracts providing for the repurchase of shares in connection with any termination of service);

-

declare, accrue, make or pay any dividend or other distribution (whether in cash, stock or property) in respect of any of its Securities or repurchase, redeem or otherwise reacquire any of its Securities (except in connection with the payment of the exercise price and/or withholding Taxes incurred upon the exercise, settlement or vesting of any award granted under the Company Stock Plans in accordance with the terms of such award in effect on the date of the Agreement);

-	form any subsidiary or acquire any equity interest or other interest in any other Entity;
-	lend money to any Person (except for the advancement of reasonable expenses to employees, directors and consultants in the ordinary course of business);
-	make change or revoke any material Tax election.

11.1.3

Notwithstanding the provision of Section 11.1.2, each Party may undertake any action contemplated by the Agreement, and/or required by any applicable Laws or Regulatory Authority, and/or required by any contractual obligation of the Party which was disclosed in the Company’s Disclosure Schedule or Pixium’s Disclosure Schedule as the case may be, and/or to which the other Party will have previously consented to in writing pursuant to Section 11.1.4.

11.1.4	For the purpose of any consent which shall be requested from a Party pursuant to this Section 11.1, it is specifically agreed that:
-	the consent of the Party shall in no event be unreasonably withheld, having due consideration for the corporate and commercial interests of the other Party;
-	Pixium hereby designates Lloyd Diamond, who shall have full capacity and right to request and/or give any such consent on behalf of Pixium during the term of the Agreement;
-	Second Sight hereby designates Matthew Pfeffer, who shall have full capacity and right to request and/or give any such consent on behalf of Second Sight during the term of the Agreement;

Exhibit 2.1

-

if, at the end of a period of five (5) Business Days from the receipt of the request for consent, the Party which receives such request for consent has not notified the other Party of its objection to the proposed action, the Party shall be deemed to have consented to such proposed action.

11.2	Publicity

Unless otherwise required by applicable Law or by obligations pursuant to the rules of the securities exchanges, in which case the Party required to make the release or announcement shall use its reasonable best efforts to allow each other Party reasonable time to comment on such release or announcement in advance of such issuance, each Party shall consult with each other before issuing any press release or public statement with respect to the transactions contemplated by this Agreement and shall not issue any such press release or public statement without the prior written consent of the other Party (which may not be unreasonably withheld). The Parties agree that, promptly after execution of this Agreement, they shall publish a press release to be agreed among the Parties.

11.3	Access and Investigation

11.3.1

Subject to the terms of the Confidentiality Agreement, which the Parties agree will continue in full force following the date of this Agreement, during the Pre-Closing Period, upon reasonable notice, Pixium, on the one hand, and the Company, on the other hand, shall and shall use commercially reasonable efforts to cause such Party’s representatives to: (i) provide the other Party and such other Party’s representatives with reasonable access, upon reasonable request and notice, and during normal business hours to such Party’s representatives, personnel, property and assets and to all existing books, records, Tax returns, work papers and other documents and information relating to such Party; (ii) provide the other Party and such other Party’s representatives with such copies of the existing books, records, Tax returns, work papers, product data, and other documents and information relating to such Party, and with such additional financial, operating and other data and information regarding such Party as the other Party may reasonably request; (iii) permit the other Party’s officers and other employees to meet, upon reasonable notice and during normal business hours, with the principal financial officer and other officers and managers of such Party responsible for such Party’s financial statements and the internal controls of such Party to discuss such matters as the other Party may deem necessary or appropriate; and (iv) make available to the other Party copies of unaudited financial statements, material operating and financial reports prepared for senior management or the board of directors of such Party, and any material notice, report or other document filed with or sent to or received from any Regulatory Authority in connection with the Transaction. Any investigation conducted by either Pixium or the Company pursuant to this Section 11.3 shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of the other Party. Each Party shall provide the other Party with good faith unaudited cash balances and a statement of accounts payable of the respective Party as of the end of each calendar month, which shall be prepared consistent with past practice and delivered within ten (10) Business Days after the end of such calendar month before the Completion Date, or such longer period as the Parties may agree to in writing.

11.3.2

Notwithstanding the foregoing, any Party may restrict the foregoing access to the extent that any Law applicable to such Party requires such Party to restrict or prohibit access to any such properties or information or, if in the reasonable judgment of such Party, access would jeopardize protections afforded the Party under the attorney-client privilege or the attorney work product doctrine; provided, however, that such Party shall use commercially reasonable efforts to allow for such access in a manner that does not violate any such applicable Law or jeopardize protections afforded the Party under the attorney-client privilege or the attorney work product doctrine.

Exhibit 2.1

11.4	Pixium Financial Statements

Pixium shall promptly furnish to the Company the Pixium Financial Statements and the unaudited interim financial statements for each interim period completed prior to the Completion Date that would be required to be included in the Proxy Statement or any periodic report due prior to the Closing if Pixium were subject to the periodic reporting requirements under the Securities Act or the Exchange Act (the “Pixium Interim Financial Statements”). Each of the Pixium Financial Statements and the Pixium Interim Financial Statements will be suitable for inclusion in the Proxy Statement and prepared in accordance with U.S. GAAP as applied on a consistent basis during the periods involved (except in each case as described in the notes thereto) and on that basis will present fairly, in all material respects, the financial position and the results of operations, changes in stockholders’ equity, and cash flows of Pixium as of the dates of and for the periods referred to in the Pixium Financial Statements or the Pixium Interim Financial Statements, as the case may be.

11.5	Takeover Statutes

If any “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover Law is or may become applicable to the Transaction, each of the Company, the Company Board, Pixium and the Pixium Board, as applicable, shall grant such approvals and take such actions as are necessary so that the Transaction may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or minimize the effects of such statute or regulation on the Transaction.

11.6	Further actions

Except to the extent prohibited under applicable Law or contrary to the requirements of any Regulatory Authority, the Parties shall use their respective reasonable best efforts to take or cause to be taken, on or after the date of this Agreement, all actions reasonably necessary or desirable in furtherance of the provisions of this Agreement, including without limitation, to publicly support and promote the transactions contemplated by this Agreement (including through analyst meetings and road shows) and to take such other actions to obtain the support of the shareholders of Pixium and Second Sight.

ARTICLE 12.	Miscellaneous

12.1	Non-Survival of Representations and Warranties

The representations and warranties of the Company and Pixium contained in this Agreement or any certificate or instrument delivered pursuant to this Agreement shall terminate at the Completion Date, and only the covenants that by their terms survive the Completion Date and this Article 12 shall survive the Completion Date.

12.2	Severability

This Agreement shall be deemed severable, and the invalidity or unenforceability of any term or provision hereof shall not affect the validity or enforceability of this Agreement or of any other term or provision hereof. Furthermore, in lieu of any such invalid or unenforceable term or provision, the Parties hereto intend that there shall be added as a part of this Agreement a provision as similar in terms to such invalid or unenforceable provision as may be possible and be valid and enforceable.

12.3	Waivers and Amendments

Exhibit 2.1

The Parties irrevocably waive (i) any right to terminate this Agreement under article 1226 of the French Civil Code, (ii) any right they may have under articles 1186 and 1187 of the French Civil Code to claim that this Agreement has lapsed as a result of any other Contract contributing to the completion of the transactions contemplated having terminated, lapsed or being ineffective for any reason whatsoever, (iii) any right they may have under article 1195 of the French Civil Code so that the Parties fully assume any risk which may arise from any of the unforeseeable circumstances referred to under such article and (iv) any right to invoke the exception under article 1221 of the French Civil Code that provides that the remedy of specific performance shall not be available if there is an obvious disproportion between its cost for the debtor of the obligation and its interest for the creditor of the same obligation.

No variation of the Agreement shall be valid unless it is in writing and signed by or on behalf of the Parties.

12.4	Entire agreement; Counterparts; Exchanges by Electronic Transmission

This Agreement (including any Schedules hereto), the Confidentiality Agreement, the Exclusivity and Standstill Agreement (as amended) and the Contribution Agreement, in effect as of the date of execution of this Agreement, entered into by and between Pixium and Second Sight, constitute the entire agreement, and supersede all other prior agreements, understandings, representations and warranties both written and oral, among the Parties, with respect to the subject matter hereof. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Agreement (in counterparts or otherwise) by all Parties by electronic transmission in .PDF format shall be sufficient to bind the Parties to the terms and conditions of this Agreement.

12.5	Assignment

Nothing expressed or referred to in this Agreement will be construed to give any Person other than the Parties to this Agreement any right, remedy or claim under or with respect to this Agreement or any provision of this Agreement. This Agreement and all of its provisions and conditions are for the sole and exclusive benefit of the Parties to this Agreement and their successors and permitted assigns.

12.6	Expenses

Unless otherwise specified herein and save for the provisions regarding the expenses provided in the Contribution Agreement, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the Party incurring such expenses.

12.7	Notices

All notices and other communications required or permitted to be given or made pursuant to this Agreement shall be in writing in the English language and shall be: (i) delivered by hand against an acknowledgement of delivery dated and signed by the recipient; (ii) sent by  registered letter with acknowledgment of receipt (or any equivalent) or by courier (using an internationally recognised courier company) or (iii) by email with acknowledgment of receipt, to the relevant Party at its address set forth below:

If to Pixium:

Pixium Vision

74 Rue du Faubourg Saint-Antoine, 75012

Paris, France

Attn: Lloyd Diamond and Guillaume Renondin

Exhibit 2.1

Email: ldiamond@pixium-vision.com and grenondin@pixium-vision.com with a copy (which shall not constitute notice) to:

Brandford Griffith

9 rue des Pyramides – 75001

Paris, France

Attn: Henri Brandford Griffith and Stanislas Langlois

Email: hbg@brandfordgriffith.com and s.langlois@brandfordgriffith.com

and

Fenwick & West LLP

801 California Street

Mountain View, CA 94041

Attn: Robert Freedman and David Michaels

Email: rfreedman@fenwick.com and dmichaels@fenwick.com

If to Second Sight:

Second Sight Medical Products

12744 San Fernando Road Suite 400

Sylmar, CA 91342 USA

Attn: Matthew Pfeffer

Email: mattpfeffer@sbcglobal.net

with a copy (which shall not constitute notice) to:

DLA Piper LLP (US)

2000 University Avenue

East Palo Alto, California 94303

Attention: Brandee Diamond

Email: Brandee.Diamond@us.dlapiper.com

Any notice given by mail or international courier service shall be effective when delivered. Any notice given by email after 17:00 (in the place of receipt) on a Business Day or on a day that is not a Business Day shall be deemed received on the following Business Day.

12.8	Governing Law and Jurisdiction

This Agreement shall be governed by and construed in accordance with the Laws of France.

Any dispute between the Parties arising out of, or in connection with, the entering into, implementation or interpretation of this Agreement shall be submitted to the exclusive jurisdiction of the Commercial Court of Paris.

Made in Paris, France, on January 5, 2021 in two (2) originals.

[Signature Page Follows]

IN WITNESS WHEREOF, and intending to be legally bound hereby, the parties hereto have caused this Agreement to be duly executed and delivered as a sealed instrument as of the date and year first above written.

Second Sight Medical Products Inc.

By: /s/Matthew Pfeffer

Name:  Mr. Matthew Pfeffer

Title:    Chief Executive Officer

IN WITNESS WHEREOF, and intending to be legally bound hereby, the parties hereto have caused this Agreement to be duly executed and delivered as a sealed instrument as of the date and year first above written.

Pixium Vision

By:/s/Lloyd Diamond

Name:  Mr. Lloyd Diamond

Title:  Directeur-Général